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                                                           Exhibit 99.1




                                 [VIVENDI LOGO]


      A limited liability company with share capital of 5,946,333,635 Euros
        Registered office: 42, avenue de Friedland - 75380 PARIS Cedex 08
                      Registered no. RCS 343 134 763 Paris



         Information note issued for the purposes of the implementation of the scheme for the purchase of own shares



           Submitted to the Combined General Meeting of Shareholders
                            held on 24th April 2001




                                       COB

Pursuant to article L 621-8 of the French Monetary and Financial Code, the Commission des Operations de Bourse [French Stock Exchange Commission] on March
2001 certified this information note under no. 00-   , in accordance with the
provisions of its regulation no. 98-02. This document has been prepared by the issuer and its signatory is liable in respect of its contents. Certification does not imply approval of the scheme to purchase own shares nor verification of the accounting and financial items presented.

INTRODUCTION

The Combined General Meeting of Vivendi Universal (formerly Sofiee) held on 21st September 2000 in accordance with the prospectus for the flotation of Vivendi Universal on the first market of EuronextParis SA, approved by the Commission des operations de Bourse with no. 00-1737 on 27th October 2000, authorised the Board of Directors to implement a scheme to purchase own shares with effect from completion of the Vivendi/Canal+/Seagram merger transactions and the flotation of Vivendi Universal.

In the context of this authorisation, Vivendi Universal purchased 25,951,408 of its own shares on 11th December 2000 (the date of flotation of its securities on the Stock Exchange), at an average price of 73.03 Euros, and sold 450,075 of them.

The purpose of this information note is to describe the objectives and methodology of the new scheme to purchase own shares by Vivendi Universal, and its effect on the position of the shareholders.

I - OBJECTIVES OF THE SCHEME TO PURCHASE OWN SHARES AND USE OF THE SHARES PURCHASED

The group has decided to renew the scheme to purchase own shares, in order to optimise the profitability of shareholders' funds, to develop related transactions in terms of profits per share and generally to maximise the creation of value for the shareholder.

As things stand, Vivendi Universal envisages several kinds of possible use for shares purchased for the purpose of optimising financial and asset management, in descending order of priority:

         - first of all, the use of the shares by way of swap, in the context of the conversion and/or swap for new or existing shares of bonds issued by Vivendi Universal in January 1999 and those issued April 1999 by Vivendi Environnement (1) and by way of swap in the context, if necessary, of other debenture loan issues and external growth transactions with a view to minimising the cost of acquisition or, more generally, improving the conditions of a transaction by limiting its diluting effect.

         - secondly, the implementation of new share purchase option schemes for the benefit of company representatives and Group executives (2),

         - thirdly, the stabilisation of the company's share price on the Stock Exchange by systematic intervention to counter fluctuations in the market (3),

         - fourthly, to make purchases and sales depending on market opportunities,

         - and, if necessary, the cancellation of shares for the purpose of optimising profits per share.

----------------

(1) As the 31st December 2000 there were 6,024,347 1.25% bonds (January 1999) and 5,331,135 1.50 % bonds (April 1999) still in circulation, which could be swapped for 34,600,155 shares or 3.2% of the authorised share capital.

(2) Currently Vivendi Universal owns 44,434,123 of its own shares (or 4.11% of the authorised share capital) pursuant to the implementation of share purchase options.

(3) As at 28th February 2001 Vivendi Universal holds 26,257,002 shares in this context, or 2.42% of the authorised share capital.

II - CONTEXT

The implementation of this scheme, which is to take place in the context of law no. 98-546 dated 2nd July 1998, is subject to the approval of the Combined General Meeting of Shareholders of Vivendi Universal to be held on 24th April 2001:

       - The sixth resolution provides for the Board of Directors to be authorised, in accordance with articles L 225-209 and following of the French Commercial Code, and up to a limit of 10 % of the number of shares comprising the share capital on the date the scheme for purchase of own shares is used, and for a period of 18 months from that date, to make transfers or sales of the shares on the Stock Exchange or otherwise on one or more occasions, particularly by the purchase of shares in the company or by the use of optional mechanisms with a view to their retention, allocation to employees, use for swap transactions following the issue of debenture loans or in the context of external growth transactions or otherwise, or to stabilise or support the price, as provided by the regulations in force or with a view to cancelling such shares subject in this latter case to the approval of the seventh resolution of the shareholders' meeting.

       During this period, the Board of Directors shall use a maximum purchase price of 110 Euros and a minimum sale price of 60 Euros per share.

       - The seventh resolution provides for the Board of Directors to be authorised to cancel the shares purchased up to a limit of 10% of the authorised share capital and to implement the corresponding reduction in the authorised share capital, over a period of 24 months. This authorisation may be used with effect from the date of the Combined General Meeting held on 24th April 2001.

III - METHODOLOGY

1. MAXIMUM PROPORTION OF THE CAPITAL CAPABLE OF BEING PURCHASED AND THE MAXIMUM AMOUNT PAYABLE BY VIVENDI UNIVERSAL

    As 28th February 2001 Vivendi Universal directly owns 70,691,125 of its own shares or 6.54% of the current authorised share capital. As at the same date the subsidiaries of Vivendi Universal hold 2,511,239 shares or 0.23% of the current authorised share capital. Vivendi Universal globally holds 73,202,364 of its own shares or 6.77% of the authorised share capital.

    The maximum proportion of the share capital that Vivendi Universal is capable of holding is 10% of the shares which corresponds to 108,115,157 shares based on the current authorised share capital, after deduction of the shares already held or which will be under its own control and subject to any purchase, alienation, transfer, assignment or cancellation which could if necessary be carried out between now and that date. Taking account of the 73,302,364 shares under its own control, or 6.77% of the share capital, the maximum proportion that could be purchased is 34,912,793 shares, or 3.23% of the share capital. The maximum amount payable by the company is thus 3,840,407,230 Euros.

    The company undertakes never to exceed the threshold of 10% of shares under its own control whether directly or indirectly.

    The maximum purchase price is 110 Euros per share. The minimum sale price is 60 Euros per share.

2. MANNER OF REPURCHASE AND MAXIMUM PROPORTION OF CAPITAL CAPABLE OF BEING PURCHASED IN THE FORM OF A BLOCK OF SHARES

    The authorisation to be given by the General Meeting does not set a limit on the proportion of the scheme which can be carried out by way of blocks of shares and furthermore, it provides for the use of optional (call) mechanisms. Vivendi Universal reserves the right to carry out the entirety of this scheme by way of the acquisition of blocks of shares.

3.  DURATION AND TIMETABLE OF THE REPURCHASE SCHEME

    In accordance with the sixth resolution of the Combined General Meeting held on 24th April 2001, this purchase scheme can be implemented within 18 months of the date of the meeting or at the latest until 24th October 2002.

4.  FINANCING OF THE REPURCHASE SCHEME

    These purchases will be financed, in particular, partly by liquid funds of the group, and if market conditions prove attractive, by the issue of Treasury bills and/or by drawings on available lines of credit from banks.

IV - FACTORS ALLOWING AN ASSESSMENT OF THE IMPACT OF THE SCHEME ON THE FINANCIAL
     SITUATION OF THE VIVENDI UNIVERSAL GROUP

The calculation of the impact of the repurchase scheme on the accounts of Vivendi Universal has been made for information purposes from the consolidated accounts for the financial year 2000, and on the basis of the assumption that the entirety of the shares repurchased would be written off in the consolidated accounts, except those held in the context of share purchase option schemes granted to company representatives and executives of the group and those shares already acquired as at today's date.

Such a cancellation would only be carried out in so far as it optimised the profits per share.

     An estimate of the impact of a potential purchase of own shares up to 10% of the share capital or 34.9 million shares after deduction of the 73.2 million shares held directly and indirectly.

     Assumptions as to the cost of financing the repurchase of shares: 3.5% calculated over the whole of the financial year, a theoretical tax of 36%, cancellation of 34.9 million Vivendi Universal shares at an average unit price of 76.2 Euros (the average of the stock market price over the last 100 days' trading).

                                                                       After additional
                                        Consolidated pro forma    repurchase of 34.9 million
                                        accounts to 31.12.2000    shares and cancellation of
                                                                         those shares
         -----------------------------------------------------------------------------------
         Total shareholders' funds             66,462.50                  63,708.50
         including minority
         interests (in millions of
         Euros)
         Net financial debts                   23,804.10                  26,558.10
         (in millions of Euros)
         Net profit share of group               And,.00
         2000 (in millions of Euros)                                       2,205.40
         Average number of shares                 633.80                     598.90
         (in millions)
         Net profit/share [BNPA] (in                3.63                       3.68
         Euros)
         Rate of dilution                                                      +1.5%
         -----------------------------------------------------------------------------------

         Effect on BNPA in a full year of a purchase of 34.9 million Vivendi Universal shares at an average unit price of 110 Euros at a rate of interest of 3.5%


         BNPA (in Euros)                            3.61                       -0.4%
         -----------------------------------------------------------------------------------


V - TAX REGIMES

When the repurchase of its own shares is carried out by a company in the context of a share repurchase scheme, the sums or values attributed to the shareholders are subject to the capital gains regime.

For the assignee

The repurchase by Vivendi Universal of its own shares with a view to their potential cancellation does not have an impact on its chargeable profit. In particular, the revaluation of the shares recorded, if applicable, between the date of repurchase and the date of cancellation does not generate a capital gain or loss from a fiscal point of view and does not render the withholding tax on personal property due.

For the assignor

The fiscal regime of capital gains applies to all share repurchase transactions whatever the purpose for which the procedure is implemented, with the exception, however, of the repurchase of shares with a view to their cancellation (repurchase of shares carried out with a view to reducing the share capital other than as a result of losses) carried out in the context of a public offer of repurchase (OPRA).

In the context of a plan by Vivendi Universal to repurchase its own shares, without implementation of an OPRA, the gains or losses realised by the legal person are subject to the regime governing trade capital gains or losses (article 39(12) of the French General Taxation Code).

When the gains are realised by a natural person, they are, in practice, subject to the regime provided for in articles 112-6e and 150-oA to 150-oE of the French General Taxation Code. According to this regime, capital gains are not chargeable to tax, at the rate of 16% unless the global annual amount of the sales made by the shareholder whose shares are repurchased exceeds 50,000 Francs.

VI - INTENTIONS OF THE PERSON CONTROLLING THE ISSUER, WHETHER ALONE OR IN
CONCERT

No person controls Vivendi Universal, whether alone or in concert.

VII - DISTRIBUTION OF THE SHARE CAPITAL OF VIVENDI UNIVERSAL

          GENERAL INFORMATION CONCERNING THE SHARE CAPITAL

          CURRENT DISTRIBUTION OF THE SHARE CAPITAL AND VOTING RIGHTS

          As at 28 February 2001, the share capital of the company is made up of 1,081,151,570 shares held by more than 1 million shareholders. The number of corresponding voting rights amounts to 1,007,949,206. As far as the Board of Directors is aware, the principal registered shareholders or those having sent a declaration to Vivendi Universal are as follows on that date:

             GROUPS                 % OF SHARE CAPITAL    % OF VOTING RIGHTS         NO. OF SHARES         NO. OF VOTING RIGHTS
-------------------------------------------------------------------------------------------------------------------------------
Bronfman family                             7.78                  8.34                  84,086,144                84,086,144
Philips                                     3.54                  3.80                  38,265,561                38,265,561
Employees (PEG)                             1.95                  2.09                  21,058,484                21,058,484
Cie de Saint-Gobain                         1.14                  1.22                  12,314,927                12,314,927
Societe Generale                            1.22                  1.30                  13,145,559                13,145,559
Groupe Seydoux                              0.93                  1.00                  10,092,789                10,092,789
Groupe Alcatel                              0.83                  0.89                   8,954,461                 8,954,461
Groupe AXA                                  0.65                  0.69                   6,994,766                 6,994,766
BNP - Paribas                               0.37                  0.40                   4,004,222                 4,004,222
Groupe Canal+                               0.11                     0                   1,202,583                         0
Canal+                                      0.01                     0                      75,000                         0
Under own control (subsidiaries)            0.11                     0                   1,233,656                         0
Under own control (Vivendi                  6.54                     0                  70,691,125                         0
Universal)
Other shareholders                         74.82                 80.27                 809,032,293               809,032,235
-------------------------------------------------------------------------------------------------------------------------------
Total                                     100.00                100.00               1,081,151,570             1,007,949,148
-------------------------------------------------------------------------------------------------------------------------------

As at 31 December 2000, the potential share capital amounts to 6,645,925,154 Euros, taking into account share purchase warrants [BSA], Oceanes, Bonds repayable in shares [ORA] and subscription warrants remaining in circulation:

                                                                                                    Potential
                                                                                    Number of       number of
                                                                                  securities in   shares to be     Potential share
                                                                                   circulation       issued        capital in Euros
Subscription warrants (3.05 shares per 40 warrants)                                106,036,727       8,085,300
Vivendi Universal 1.25% Oceane (3.047 shares per bond)                               6,024,347      18,356,186
Vivendi Environnement 1,50% Oceane (3.047 shares per bond)                           5,331,135      16,243,969
Bonds Repayable in Shares                                                                           82,051,273
Options to subscribe for shares with a duration of 10 years taking account of
  adjustments                                                                                          138,011
    Or: 138,011 shares shares arising from options exercisable since 1,01,93
Options to subscribe for shares with a duration of 8 years taking account of
  adjustments                                                                                        1,523,710
    Or: 238,012 shares arising from options exercisable since 1.01.95
    Or: 237,176 shares arising from options exercisable since 1.01.96
    Or  287,907 shares arising from options exercisable since 1.01.97
    Or  760,615 shares arising from options exercisable since 1,01,98

Plans ex HAVAS - CEP - GLC                                                                             662,481
Plans ex PATHE                                                                                         480,655
                                                                       TOTAL                     1,208,350,028     6,645,925,154.00

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THE PERSON LIABLE FOR THE CONTENTS OF THE INFORMATION NOTE:

As far as we are aware, the data given in this information note is accurate; it includes all the information necessary for investors to make a judgment on the scheme for the purchase of own shares of Vivendi Universal; it contains no omissions of such a kind as to alter its scope.




                                 The Chairman and Managing Director
                                         Jean-Marie Messier